January 27, 2020

Sky Conway
Chief Executive Officer
Atomic Studios, Inc.
1140 Highland Ave #222
Manhattan Beach, CA 90266

       Re: Atomic Studios, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed January 14, 2020
           File No. 024-11119

Dear Mr. Conway:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 17, 2019 letter.

Form 1-A Amended as of January 14, 2020

Description of Business, page 35

1. We note your statement that: "Ad supported videos are projected to surpass $43B in revenue this year." Since your company is a start-up with negligible revenues to date, this statement could be misleading. Please remove.
Atomic Fan Club Membership, page 39

2. We note your response to prior comment 11. We also note that you indicate "tokens holders" will be able to use their tokens as part of their fan club membership. Please revise to discuss how tokens will be issued, if they will utilize blockchain technology, and whether they will have any monetary value or be transferable between parties.
 Sky Conway
FirstName LastNameSky Conway
Atomic Studios, Inc.
Comapany NameAtomic Studios, Inc.
January 27, 2020
Page 2
January 27, 2020 Page 2
FirstName LastName
Management's And Analysis of Financial Condition and Results of Operations Forward Looking Statements, page 42

3. Since your common stock is considered a penny stock, reliance upon the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is not available. Please remove.
The Team, page 46

4. We note your response to prior comment 6. Please revise to provide the material terms of the consulting agreements.
1-A: Item 4. Summary Information Regarding the Offering and Other Current or Proposed
Offerings Experts
Experts, page 56

5. We reiterate our prior comment 9. Please amend your filing to include the audit report of
         Dennis, Duncan & Covington LLP dated October 25, 2019, with respect to your financial statements as of August 31, 2019 as referenced in its consent in
Exhibit 11.2. Further
         refer to Instruction (c)(1)(ii) of Part F/S of the Form 1-A.
Notes to Financial Statements, page 64

6. Please clarify your reference to receiving working capital from a "parent company."
Part III- Exhibits
Exhibit 11.2, page III-1

7. We note the consent of Dennis Duncan & Covington LLP is dated December 20, 2019. In your next amendment, please include a currently dated auditor's consent as an updated
         Exhibit to your Form 1-A.
General

8. We note your response to prior comment 12. Please revise to discuss whether the company owns or licenses the productions listed throughout the offering statement. In that regard, we note that the company has nominal assets and license expenses and it is unclear how the company acquired its current library of content as identified in the
         Programming Line Up section on page 37. In addition, provide the material terms any purchase or license agreements.
9. Please revise to tell us what, if any, copyright interests or agreements you have related to the Star Trek franchise. In that regard we note that CBS and Paramount Pictures have released guidelines regarding the production and distribution of Star Trek fan films that significantly restrict the commercialization of such productions. Please revise throughout to address potential copyright concerns and how you intend to comply with the guidelines
 Sky Conway
Atomic Studios, Inc.
January 27, 2020
Page 3
       for fan films released by CBS and Paramount Pictures and the impact it will have on your business. See Star Trek Fan Films, Guidelines for Avoiding Objections at http://https://www.startrek.com/fan-films
Signatures, page III-2

10. We note that Mr. Sky Conway has signed in capacities as "Principal Financial Officer and
       Principal Accounting Officer" in lieu of Mr. Frank Zanca who you named as your Chief
       Financial Officer on page 45. If a signature is by a person on behalf of any other person, evidence of authority to sign must be filed with the offering statement. Refer to
       Instruction 1 to the Signatures page.
        You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNameSky Conway
                                                            Division of
Corporation Finance
Comapany NameAtomic Studios, Inc.
                                                            Office of
Technology
January 27, 2020 Page 3
cc:       Jon E. Lux, Esq.
FirstName LastName